

February 29, 2012

<u>Via E-Mail</u>
Changkui Zhu
Chief Executive Officer
Target Acquisitions I, Inc.
Chunshugou Luanzhuang Village
Zhuolu County, Zhangjiakou
Hebei Province, China, 075600

       Re: Target Acquisitions I, Inc.
                Form 8-K/A
                Filed January 6, 2012
                Form 10-K for the Fiscal Year Ended December 31, 2010
                Filed May 10, 2011
                File No. 000-53328

Dear Mr. Zhu:

       We issued a comment letter to you on the above captioned filing on January 25, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 14, 2012 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

       If you do not respond to the outstanding comments or contact us by March 14, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Vincent McGill, Esq.